UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 10.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of CooTek (Cayman) Inc. (File No. 333-251355), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

	By:	/s/ Karl Kan Zhang
		Name:	Karl Kan Zhang
		Title:	Chairman of the Board of Directors and Chief Technology Officer

Date: November 1, 2021

Exhibit Index

Exhibit 10.1 — Letter of Agreement to Amend and Restate the Convertible Note issued by the Company to YA II PN, LTD. on March 19, 2021